[redacted]

09042003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 30 2009
Washington, DC
110

SEC FILE NUMBER
8- 65181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2008 (MM/DD/YY) AND ENDING 05/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aronson Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 King Farm Boulevard, Suite 300
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda L. Jayne 301-231-6262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	Louisiana	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry A. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aronson Capital Advisors, LLC, as of May 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Member/Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2009

ASSETS

Cash and cash equivalents	$	751,385
	$	751,385

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	438
Due to related party		2,287
Accrued expenses		7,800
Total Liabilities		10,525
Members' equity		740,860
	$	751,385

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED MAY 31, 2009

Revenues	$ 5,912,056
Operating expenses:	
Management fees	2,868,081
Professional fees	18,652
Consulting fees	6,010
Other	12,336
	2,905,079
Income from operations	3,006,977
Other income	
Interest income	16,452
	16,452
Net income	3,023,429
Distributions to members	(2,615,000)
Member contributions	150,000
Members' equity, beinning of year	182,431
Members' equity, end of year	$ 740,860

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND
STATEMENT OF CASH FLOWS
YEAR ENDED MAY 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 3,023,429
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	9,348
Decrease in accounts payable	(8,043)
Increase in accrued expenses	1,300
Net cash provided by operating activities	3,026,034
CASH FLOWS FROM FINANCING ACTIVITIES	
Net change due to/from related party	(6,142)
Member contributions	150,000
Distributions to members	(2,615,000)
Net cash used in financing activities	(2,471,142)
NET DECREASE IN CASH	554,892
Cash, beginning of year	196,493
Cash, end of year	$ 751,385

The accompanying notes are an integral part of this statement.

ARONSON CAPITAL ADVISORS, LLC
ROCKVILLE, MARYLAND

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of business

Aronson Capital Advisors, LLC (the Company) was organized on August 27, 2001, pursuant to the laws of the State of Maryland. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and regulated by the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The Company provides merger and acquisition advisory and related consulting services.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, whereby revenues, if any, from placement fees are recognized when earned and expenses are recognized when incurred.

Use of estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all cash in bank and on hand to be classified as cash and cash equivalents for cash flow purposes.

Income taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the members, who include their share of the Company's income and deductions in their respective income tax returns.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). In December, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3 which permits an entity within its scope to defer the effective date of FIN 48 to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48 for the year ending May 31, 2009.

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company evaluates its uncertain tax positions using the provisions of FASB 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. Management has not completed its evaluation of the impact of this standard; however, the Company does not expect the impact will be material to the financial statements.

2. Related Party Transactions

On April 8, 2002, the Company entered into a management agreement with a ninety-nine percent (99%) member of the Company. This agreement provides that the member will provide funding, as needed, to operate the Company's business by providing additional capital contributions or by issuing subordinated loans. All professional staff personnel's related expenses paid by the member, attributable to the Company, will be charged to the Company based on a per-hour standard billing rate for the individual staff which performed the functions on behalf of the Company. The member will be solely responsible for all general and administrative expenses associated with the shared facilities and administrative staff. The Company will not be responsible to repay any of these general and administrative expenses, as they will be part of the per-hour standard billing rate for personnel. These standard billing rate charges will be recorded monthly as a liability and related management fee expense. Under this management agreement, the Company paid the member $2,868,081 for the year ended May 31, 2009.

3. Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15:1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At May 31, 2009, the Company had net capital of $740,860 which was $735,860 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.014 to 1 at May 31, 2009.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

NOTES TO FINANCIAL STATEMENTS

4. Concentration of Credit Risk

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) by an amount of $500,625 at May 31, 2009.

5. Transactions with Major Customers

Due to the nature of the Company's business, large transactions with customers will occur each year. Transactions with four (4) major customers accounted for approximately sixty-seven (67%) of revenues for the year ended May 31, 2009.

SUPPLEMENTAL INFORMATION

P&N Postlethwaite & Netterville
A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 Of The Securities and Exchange Commission

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

We have audited the accompanying financial statements of Aronson Capital Advisors, LLC as of and for the year ended May 31, 2009, and have issued our report thereon dated July 24, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 24, 2009

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

ARONSON CAPITAL ADVISORS, LLC
Schedule I
COMPUTATION OF NET CAPITAL
MAY 31, 2009

NET CAPITAL	
Members' equity	$ 740,860
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL	$ 735,860
AGGREGATE INDEBTEDNESS	$ 10,525
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.014 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a one dollar rounding difference.

See independent auditors' report on supplementary information.

ARONSON CAPITAL ADVISORS, LLC

Schedule II

Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 Of the Securities Exchange Act of 1934

May 31, 2009

Aronson Capital Advisors, LLC is exempt from the reserve requirement of Rule 15c3-3, as it does not hold funds or securities for, or owe money or securities to, its customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 throughout the year ended May 31, 2009.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

In planning and performing our audit of the financial statements of Aronson Capital Advisors, LLC (the Company), for the year ended May 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 24, 2009

P&N

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

MAY 31, 2009

P&N Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

ARONSON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

MAY 31, 2009

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FACING PAGE	2
OATH OR AFFIRMATION	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Income and Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Independent Auditors' Report – Supplementary Information Required by Rule 17a-5 Of The Securities and Exchange Commission	10
Schedule I Computation of Net Capital	11
Schedule II Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities Exchange Act of 1934	12
Report on Internal Control Required By SEC Rule 17a-5 For a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3	13 - 14

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

The Members
Aronson Capital Advisors, LLC
Rockville, Maryland

We have audited the accompanying statement of financial condition of Aronson Capital Advisors, LLC as of May 31, 2009, and the related statements of income and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aronson Capital Advisors, LLC as of May 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 24, 2009

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611